Exhibit 99.4

1

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services | Ministère des Services gouvernementaux

Ontario

Ontario Corporation Number
Numéro de la société en Ontario

1787274

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

JANUARY 01 JANVIER, 2009

Form 4
Business Corporations Act

Formule 4
Loi sur les sociétés par actions

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

BARRICK GOLD CORPORATION/SOCIÉTÉ AURIFÈRE BARRICK

161 Bay Street, Suite 3700, P.O. Box 212

Toronto ONTARIO M5J 2S1

Postal Code/*Code postal*

3. Number of directors is:
Nombre d'administrateurs :

Fixed number / *Nombre fixe*		OR minimum and maximum / *OU minimum et maximum*	5	20

4. The director(s) is/are: / *Administrateur(s) :*

07121F (07/2007)

For ministry use only A (Illegible) du ministère
Ministère of
Gouverment Services
Ontario Corporation Number
Numero de is societe en Onterio
Ministére des
Services gouvernementaux
CERTIFICATE            CERTIFICAT

This is to certify that these articles are effective on	Ceci certfie que les présents statuts entrent en vigueur le
JANUARY 01 JANVIER, 2009
Director / Directrice Business
Corporations Act /Loi sur les sociétés par actions
ARTICLES OF AMALGAMATION
STATUTS DE FUSION

Form 4 Business Corporations Act	1 The name of the amalgamated corporation is (Set out in BLOCK CAPITAL LETTERS) Dénomination sociale de la société issue de la fusion: (Ecrire en LETTRES MAJUSCULES SEULEMENT)

BARRICK GOLD CORPORATION /SOCIÉTÉ AURIFÉRE BARRICK
Formule 4 Loi sur les sociétés par actions

2 The address of the registered office is
Adresse du siège social
161 Bay Street, Suite 3700, P.O. Box 212
Street & Number or R.R Number & if Multi-Office
Building give Room No / Rue et numéro ou numéro de la R.
R.et, s’il s’agit d’un edifice a bureaux, numéro du
bureau

Toronto	Ontario m 5 J 2 S 1

Name of Municipality or Post Office /Postal Code/Code postal
Nom de la municipalité ou du bureau de poste

3 Number of directors is Nombre d’admimstrateurs 5 20	Fixed number OR minimum and maximum Nombre fixe OU minimum et maximum

4 The director(s) is/are: / Administrateur(s)

First name middle names and surname Prénom, autres prénoms et nom de famille	Address for service, giving Street & No. or R.R.No., Municipality Province, Country and Postal Code

Resident Canadian State ‘Yes’ or ‘No’

Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., Résident canadien le nom de la municipalité, la province, le pays et le code postal Oui/Non see Annex

07121F (07/2007)

 2 5. Method of amalgamation, check A or B Méthode choisie pour la fusion - Cocher A ou B: A — Amalgamation Agreement / Convention de fusion : ☐ The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176 (4) of the Business Corporations Act on the date set out below. Les actionnaires de chaque société qui fusionnne ont dūment adopté la convention de fusion conformémént au or paragraphe 176(4) de la Loi sur les sociétés par actions à la date mentionnée ci-dessous. ou B — Amalgamation of a holding corporation and one or more of its subsidiaries or amalgamation of subsidiaries / Fusion d’une société mére avec une ou plusieurs de ses filiales ou fusion de filiales: ☑ The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below. Les administrateurs de chaque société qui fusionne ont approuvé la fusion par voie de résolution conformément à I’article 177 de la Loi sur les sociétés par actions à la date mentionnée ci-dessous. The articles of amalgamation in substance contain the provisions of the articles of incorporation of Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutes de Barrick Gold Corporation/Société Aurifére Barrick and are more particularly set out in these articles. et sont énoncés textuellement aux présents statuts. Names of amalgamating corporations Dénomination sociale des sociétés qui fusionnent Ontario Corporation Number Numéro de la société en Ontario Date of Adoption/Approval Date d’adoption ou d’approbation Year Month Day année mois jour Barrick Gold 1698168 2008-12-19 Corporation/Société Aurifére Barrick Arizona Star Resource Corp. 1731179 2008-12-23

3
6. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. Limites, s’il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la société.
There shall be no restrictions on the business that the Amalgamated Corporation may carry on.
7. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégoriés et nombre maximal, s’il y a lieu, d’actions que la socièté est autorisèe à émettre:
(i) an unlimited number of share without nominal or par value designated as common shares (the “Common Shares”);
(ii) an unlimited number of shares without nominal or par value, issuable in series and designated as first preferred shares (the “First Preferred Shares”);
(iii) an unlimited number of shares without nominal or par value, issuable in series and designated as second preferred shares (the “Second Preferred Shares”); and
(iv) a third series of First Preferred Shares, consisting of one share, designated as First Preferred Shares, series C special voting share (the “First Preferred Shares, Series C Special Voting Share”).

4 8. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, priviléges, restrictions et conditions, s’il y a lieu, rattachés à chaque catégorie d’actions et pouvoirs des administrateurs relatifs a chaque catégorie d’actions qui peut étre émise en séne :
Provided for on attached pages 4A — 4R (inclusive).

4A
8. Continued
Schedule I
First Preferred Shares
     The shares without nominal or par value designated, as a class, First Preferred Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
1. The First Preferred Shares may at any time and from time to time be issued in one (1) or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors of the Amalgamated Corporation.
2. The board of directors of the Amalgamated Corporation shall, by resolution duly passed before the issue of any First Preferred Shares of any series, determine the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, the consideration and the terms and conditions of any purchase for cancellation or redemption thereof, conversion or exchange rights (if any), the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on any shares ranking junior to the First Preferred Shares, the whole subject to the limitations set out in the articles and the issue by the Director under the Act of a certificate of amendment designating such series of shares.
3. The First Preferred Shares of each series shall, with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Amalgamated Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Amalgamated Corporation among its shareholders for the purpose of winding up its affairs, be entitled to a preference over the common shares of the Amalgamated Corporation and over any other shares ranking junior to the First Preferred Shares and the First Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares as may be determined as to the respective series authorized to be issued.
4. The First Preferred Shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Amalgamated Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Amalgamated Corporation among its shareholders for the purpose of winding-up its affairs.
5. The holders of the First Preferred Shares of each series shall be entitled to receive and the Amalgamated Corporation shall pay thereon as and when declared by the board of directors out of the moneys of the Amalgamated Corporation properly applicable to the payment of dividends fixed non-cumulative preferential quarterly cash dividends at such rate and on such date or dates as the directors may determine or may have determined by the resolution provided for in clause 2 determining the rights, privileges, restrictions and conditions attaching to the First Preferred Shares of such series and as may be the subject matter of a certificate as

4B
8. Continued
referred to in the said clause 2. Such dividends shall accrue from such date or dates not later than six (6) months after the respective dates of issue as may in the case of each issue be determined by the board of directors of the Amalgamated Corporation or in case no date be so determined then from the date of allotment. Cheques of the Amalgamated Corporation payable at par at any branch of the Amalgamated Corporation’s bankers for the time being in Canada shall be issued in respect of such dividends.
6. In the event of the liquidation, dissolution or winding-up of the Amalgamated Corporation or any other distribution of assets of the Amalgamated Corporation among its shareholders for the purpose of winding up its affairs, the holders of the First Preferred Shares of each series shall be entitled to receive for each First Preferred Share held by them, respectively, a sum equivalent to the result obtained when the stated capital account for the First Preferred Shares of such series is divided by the number of issued and outstanding First Preferred Shares of such series together with all dividends (if any) declared and unpaid thereon up to the date of distribution and, if such liquidation, dissolution, winding-up or other distribution is voluntary, an additional amount equal to the premium (if any) which would be payable upon the First Preferred Shares of such series as part of the redemption price of such shares if such shares were redeemed under the provisions of clause 9 and not pursuant to any compulsory purchase or retirement obligation imposed upon the Amalgamated Corporation, the whole before any amount shall be paid or any property or assets of the Amalgamated Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the First Preferred Shares. After payment to holders of the First Preferred Shares of each series of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Amalgamated Corporation.
7. Subject to the provisions of clause 6 and subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares of any series, the Amalgamated Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the First Preferred Shares of any series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the First Preferred Shares of such series outstanding at the lowest price or prices at which, in the opinion of the directors, such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable as provided in clause 8 without reference to the price payable by the Amalgamated Corporation pursuant to any compulsory purchase or retirement obligation imposed upon the Amalgamated Corporation (including accrued and unpaid preferential dividends as provided in the said clause 8) and costs of purchase. If upon any invitation for tenders under the provisions of this clause the Amalgamated Corporation shall receive tenders of First Preferred Shares of such series at the same lowest price which the Amalgamated Corporation is willing to pay in an aggregate number greater than the number for which the Amalgamated Corporation is prepared to accept tenders, the First Preferred Shares of such series so tendered which the Amalgamated Corporation determines to purchase at such price shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the number of First Preferred Shares of such series so tendered by each of the holders of First Preferred Shares of such series who submitted tenders at the said same lowest price.

4C
8. Continued
8. Subject to the rights, privileges, restrictions and conditions attaching to the First Preferred Shares of any series, the Amalgamated Corporation may upon giving notice as hereinafter provided redeem at any time the whole or from time to time any part of the then outstanding First Preferred Shares of any series on payment for each share to be redeemed of a sum equivalent to the result obtained when the stated capital account for the First Preferred Shares of such series is divided by the number of issued and outstanding First Preferred Shares of such series together with such premium (if any) as the directors may determine or may have determined by the resolution provided for in clause 2 determining the rights, privileges, restrictions and conditions attaching to the First Preferred Shares of such series and as may be the subject matter of a certificate as referred to in the said clause 2 and together with all declared and unpaid dividends (if any) thereon up to the date fixed for redemption.
9. In any case of redemption of First Preferred Shares of any series under the provisions of clause 8 the Amalgamated Corporation shall at least ten (10) days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of First Preferred Shares of such series to be redeemed a notice in writing of the intention of the Amalgamated Corporation to redeem such last-mentioned shares. Such notice shall be mailed in an envelope, postage prepaid, addressed to each such shareholder at his address as it appears on the books of the Amalgamated Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, the accidental failure or omission to give any such notice to one (1) or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the First Preferred Shares of such series held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption the Amalgamated Corporation shall pay or cause to be paid to or to the order of the registered holders of the First Preferred Shares of such series to be redeemed the redemption price thereof on presentation and surrender, at the registered office of the Amalgamated Corporation or any other place within Canada designated in such notice, of the certificates representing the First Preferred Shares of such series so called for redemption. Such payment shall be made by cheques payable at par at any branch of the Amalgamated Corporation’s bankers for the time being in Canada. If a part only of the First Preferred Shares of such series represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Amalgamated Corporation. On the date fixed for redemption, the First Preferred Shares of such series to be redeemed are thereupon redeemed and cancelled as of the date so fixed for redemption and the holders thereof thereafter have no rights whatsoever against the Amalgamated Corporation in respect of the First Preferred Shares in question except to receive, upon presentation of certificates representing the First Preferred Shares of such series to be redeemed, payment of the redemption price therefor without interest.
10. The holders of First Preferred Shares shall be entitled to receive copies of the annual financial statements of the Amalgamated Corporation and the auditors’ report thereon to be submitted to the shareholders of the Amalgamated Corporation at annual meetings but the holders of First Preferred Shares shall not be entitled as such (except as hereinafter and in the Act specifically provided) to receive notice of or to attend any meeting of the shareholders of the Amalgamated Corporation or to vote at any such meeting (but shall be entitled to receive notice of meetings of shareholders of the Amalgamated Corporation called for the purpose of

4D
8. Continued
authorizing the dissolution of the Amalgamated Corporation or the sale of its undertaking or a substantial part thereof).
11. The approval of the holders of the First Preferred Shares to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares as a class or any other matter requiring the approval or consent of the holders of First Preferred Shares, as a class, may be given by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the First Preferred Shares duly called for that purpose and held upon at least twenty-one (21) days’ notice at which the holders of a majority of the outstanding First Preferred Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding First Preferred Shares are not present or represented by proxy within one-half (1/2) hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than thirty (30) days later and to such time and place as may be appointed by the chairman and not less than twenty-one (21) days’ notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of First Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds (2/3) of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the First Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Amalgamated Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of First Preferred Shares shall be entitled to one (1) vote in respect of each $1.00 of the issue price of each First Preferred Share held.
First Preferred Shares, Series A
     The first series of First Preferred Shares are designated as $0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A (the “First Preferred Shares, Series A”), shall consist of 10,000,000 First Preferred Shares and, in addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, shall have attached thereto rights, privileges, restrictions and conditions substantially as hereinafter set forth, that is to say:
1. The rate of the fixed non-cumulative preferential cash dividends on the First Preferred Shares, Series A shall be $0.114 per annum. Such dividends shall be payable in quarterly instalments on the first (1st) days of January, April, July and October in each year.
2. No class of shares may be created or issued ranking as to capital or dividends prior to or on a parity with the First Preferred Shares without the prior approval of the Series A First Preferred Shareholders given as hereinafter specified nor shall the authorized amount of First Preferred Shares be increased without such approval; provided that nothing in this clause shall prevent the Amalgamated Corporation from issuing additional series of presently authorized First Preferred Shares without such approval.

4E
8. Continued

3.	(a)	For the purpose of this clause 3:

“Common Shares” shall mean common shares without par value of the Amalgamated Corporation as such shares were constituted on the effective date of the Amalgamation; and

“Conversion Basis” at any time shall mean the number of common shares into which at such time one (1) First Preferred Share, Series A shall be convertible in accordance with the provisions of this clause 3.

(b)	Series A First Preferred Shareholders shall have the right at any time up to the close of business on the last business day prior to the date fixed for redemption (if any) (the “Time of Expiry”) (subject as hereinafter provided) to convert First Preferred Shares, Series A into Common Shares on the following original Conversion Basis: one (1) Common Share for each First Preferred Share, Series A until such time as the original Conversion Basis shall be adjusted as hereinafter provided and thereafter on the adjusted Conversion Basis.

(c)	The conversion privilege herein provided for may be exercised by notice in writing given to the transfer agent for the First Preferred Shares, Series A at its principal office in the City of Toronto, or to such other transfer agent at such other city or cities as the Amalgamated Corporation may from time to time appoint, accompanied by a certificate or certificates representing the First Preferred Shares, Series A of the Amalgamated Corporation, in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by such holder or his duly authorized attorney and shall specify the number of First Preferred Shares, Series A which the holder desires to have converted and the number to be purchased. The transfer form in the certificate or certificates in question need not be endorsed, except in the circumstances contemplated by subclause (e). If less than all the First Preferred Shares, Series A represented by a certificate or certificates accompanying the notice are to be converted, the holder shall be entitled to receive, at the expense of the Amalgamated Corporation, a new certificate representing the First Preferred Shares, Series A which are not to be converted.

(d)	In the case of any First Preferred Shares, Series A which may be called for redemption, the right of conversion thereof shall, notwithstanding anything herein contained, cease and terminate at the close of business on the last business day next preceding the date fixed for redemption, provided, however, that if the Amalgamated Corporation shall fail to redeem such First Preferred Shares, Series A in accordance with the notice of redemption the right of conversion shall thereupon be restored.

(e)	On any conversion of First Preferred Shares, Series A the share certificates for Common Shares of the Amalgamated Corporation resulting therefrom shall be issued in the name of the registered holder of the First Preferred Shares, Series A converted or in such name or names as such registered holder may direct in writing (either in the notice referred to in subclause (c) or otherwise), provided

4F
8. Continued

that such registered holder shall pay any applicable security transfer taxes; in any such case the transfer form on the back of the certificates in question shall be endorsed by the registered holder of First Preferred Shares, Series A or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the transfer agent.

(f)	Subject as hereinafter provided by this subclause (f), the right of a Series A First Preferred Shareholder to convert the same into Common Shares shall be deemed to have been exercised, and the registered holders of First Preferred Shares, Series A to be converted (or any person or persons in whose name or names any such registered holder of First Preferred Shares, Series A shall have directed certificates representing Common Shares be issued as provided in subclause (e)) shall be deemed to have become holders of Common Shares of record of the Amalgamated Corporation for all purposes on the respective dates of surrender of certificates representing the First Preferred Shares, Series A to be converted accompanied by notice in writing as provided in subclause (c) hereof notwithstanding any delay in the delivery of certificates representing the Common Shares into which such First Preferred Shares Series A have been converted.

(g)	A Series A First Preferred Shareholder on the record date for any dividend declared payable on such share will be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend, and the registered holder of any Common Share resulting from any conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date after the date of conversion. Subject as aforesaid, no payment or adjustment will be made on account of any dividend, accrued or otherwise, on the First Preferred Shares, Series A converted or the Common Shares resulting from any conversion.

(h)	If and whenever at any time prior to the Time of Expiry the outstanding Common Shares shall be subdivided, redivided or changed into a greater or consolidated into a lesser number of shares or reclassified into different shares, the Conversion Basis then in effect shall be appropriately adjusted and any Series A First Preferred Shareholder who has not exercised his right of conversion prior to the effective date of such subdivision, redivision, change, consolidation or reclassification shall be entitled to receive and shall accept, upon the exercise of such right at any time on the effective date or thereafter, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the conversion privilege, the aggregate number of Common Shares that such Series A First Preferred Shareholder would have been entitled to receive as a result of such subdivision, redivision, change, consolidation or reclassification if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which he was theretofore entitled upon exercise of the conversion privilege.

8. Continued	4G
(i)	If and whenever at any time prior to the Time of Expiry there is a capital reorganization of the Amalgamated Corporation not covered by subclause (h) of this clause 3, or a consolidation or merger or amalgamation of the Amalgamated Corporation with or into any other company, including by way of a sale whereby all or substantially all of the undertaking and assets of the Amalgamated Corporation become the property of any other company, any Series A First Preferred Shareholder who has not exercised his right of conversion prior to the effective date of such reorganization, consolidation, merger, amalgamation or sale, shall be entitled to receive and shall accept, upon the exercise of such right of conversion at any time on the effective date or thereafter in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of such right of conversion, the aggregate number of shares or other securities or property of the Amalgamated Corporation or of the company resulting from the consolidation, merger or amalgamation or to which such sale may be made, as the case may be, that such holder would have been entitled to receive as a result of such capital reorganization, consolidation, merger, amalgamation or sale if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which he was entitled theretofore upon exercise of the conversion right; provided always that the Series A First Preferred Shareholder in question shall never be entitled to receive any securities or interest in any assets whatsoever except to the extent that the same have in fact been made available to the transfer agent and registrar of the Amalgamated Corporation as the registered holder of the Common Shares which form the basic subject matter of the right of conversion.

(j)	The Amalgamated Corporation shall not issue fractional shares upon any conversion of First Preferred Shares, Series A. If a fractional interest in a Common Share would, except for the provisions of this paragraph, be deliverable upon conversion of a First Preferred Share, Series A the Amalgamated Corporation shall issue a non-voting and non-dividend bearing bearer scrip certificate of the Amalgamated Corporation in respect of such fractional interest, which scrip certificate, when surrendered to the transfer agent for the Common Shares at any office for the transfer of Common Shares of the Amalgamated Corporation, together with similar scrip certificates representing in the aggregate the right to receive at least one whole Common Share, shall be exchangeable for a share certificate or certificates for the full number of Common Shares called for by all the scrip certificates so surrendered and a new scrip certificate in respect of any remaining fractional interest in a Common Share called for thereby. Such scrip certificate shall become void on such date, not less than six months after the date of issuance thereof, as shall be determined by the directors of the Amalgamated Corporation and stated in such scrip certificate and on such date each such scrip certificate which has become void and the fractional interest represented thereby shall be deemed to have been purchased by the Amalgamated Corporation. Such scrip certificate shall be in such form and contain such reasonable terms and provisions as the directors shall at any time or from time to time determine.

Continued	4H
4.	(a)	The Amalgamated Corporation may, in the manner provided in clauses 8 and 9 of the provisions attaching to the First Preferred Shares as a class redeem at any time the whole or from time to time any part of the then outstanding First Preferred Shares, Series A, on payment for each share to be redeemed of the Redemption Price, as defined below, together with all declared and unpaid non-cumulative preferential dividends thereon.

	(b)	Until the notice hereinafter referred to is given, the Redemption Price shall be $1.90 per share. At any time the Amalgamated Corporation may give notice to all holders of all First Preferred Shares, Series A, stating that it has determined that the market price of common shares of the Amalgamated Corporation (based upon the weighted average price of such shares on The Toronto Stock Exchange over a period of twenty consecutive trading days ended not more than five days prior to the date of giving of such notice) is a stipulated price. In the event that such notice is given, then on the 30th day following the date of mailing of such notice, the Redemption Price shall be the lesser of $1.90 per share and such stipulated market price per common share. Such 30th day is herein referred to as the “Fixed Price Date”.
5. On the Fixed Price Date and at any time thereafter, any holder of First Preferred Shares, Series A may require the Amalgamated Corporation to redeem, at the Redemption Price then in effect, together with declared and unpaid dividends if any, all or any of his First Preferred Shares, Series A. Such right to require redemption may be exercised by notice in writing given to the transfer agent for the First Preferred Shares, Series A at its principal office in the City of Toronto, or to such other transfer agent at such other city or cities as the Amalgamated Corporation may from time to time appoint. Such notice shall be signed by the holder or his duly authorized attorney and shall specify the number of First Preferred Shares, Series A which the holder desires to have redeemed, and such notice shall be accompanied by a certificate or certificates representing the First Preferred Shares, Series A to be redeemed. If less than all the First Preferred Shares, Series A represented by a certificate or certificates accompanying any such notice are to be redeemed, the holder shall be entitled to receive, at the expense of the Amalgamated Corporation, a new certificate representing the First Preferred Shares, Series A not to be redeemed. Upon the receipt of a notice and certificates as aforesaid, the Amalgamated Corporation shall proceed forthwith to redeem the First Preferred Shares, Series A in question by payment of the redemption price and declared and unpaid dividends, if any, to which the holder of the First Preferred Shares, Series A to be redeemed is entitled, all in the manner specified in the provisions attaching to the First Preferred Shares as a class, as nearly as may be, mutatis mutandis.
6. The provisions contained in clauses numbered 1 to 7 inclusive (including this clause) and clauses numbered 1 to 11 both inclusive of the provisions attaching to the First Preferred Shares as a class or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the Series A First Preferred Shareholders given as hereinafter specified, in addition to any vote or authorization required by the Act.

8. Continued	4I
7. The approval of Series A First Preferred Share holders with respect to any and all matters referred to herein (in addition to and distinct from any vote or authorization required by the Act) may be given by resolution as provided, mutatis mutandis, in clause 11 of the provisions attaching to the First Preferred Shares as a class.
First Preferred Shares, Series B
     The first series of First Preferred Shares are designated as $0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B (the “First Preferred Shares, Series B”), shall consist of 10,000,000 First Preferred Shares and, in addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, shall have attached thereto rights, privileges, restrictions and conditions substantially as hereinafter set forth, that is to say:
1. The rate of the fixed non-cumulative preferential cash dividends on the First Preferred Shares, Series B shall be $0.126 per annum. Such dividends shall be payable in quarterly instalments on the first (1st) days of January, April, July and October in each year.
2. No class of shares may be created or issued ranking as to capital or dividends prior to or on a parity with the First Preferred Shares without the prior approval of the Series B First Preferred Shareholders given as hereinafter specified nor shall the authorized amount of First Preferred Shares be increased without such approval; provided that nothing in this clause shall prevent the Amalgamated Corporation from issuing additional series of presently authorized First Preferred Shares without such approval.
3.	(a)	For the purpose of this clause 3:

“Common Shares” shall mean common shares without par value of the Amalgamated Corporation as such shares were constituted on the effective date of the Amalgamation; and

“Conversion Basis” at any time shall mean the number of common shares into which at such time one (1) First Preferred Share, Series B shall be convertible in accordance with the provisions of this clause 3.

	(b)	Series B First Preferred Shareholders shall have the right at any time up to the close of business on the last business day prior to the date fixed for redemption (if any) (the “Time of Expiry”) (subject as hereinafter provided) to convert First Preferred Shares, Series B into Common Shares on the following original Conversion Basis: one (1) Common Share for each First Preferred Share, Series B until such time as the original Conversion Basis shall be adjusted as hereinafter provided and thereafter on the adjusted Conversion Basis.

	(c)	The conversion privilege herein provided for may be exercised by notice in writing given to the transfer agent for the First Preferred Shares, Series B at its principal office in the City of Toronto, or to such other transfer agent at such other city or cities as the Amalgamated Corporation may from time to time appoint, accompanied by a certificate or certificates representing the First

4J
8. Continued
Preferred Shares, Series B of the Amalgamated Corporation, in respect of which the holder thereof desires to exercise such right of conversion. Such notice shall be signed by such holder or his duly authorized attorney and shall specify the number of First Preferred Shares, Series B which the holder desires to have converted and the number to be purchased. The transfer form in the certificate or certificates in question need not be endorsed, except in the circumstances contemplated by subclause (e). If less than all the First Preferred Shares, Series B represented by a certificate or certificates accompanying the notice are to be converted, the holder shall be entitled to receive, at the expense of the Amalgamated Corporation, a new certificate representing the First Preferred Shares, Series B which are not to be converted.
(d)	In the case of any First Preferred Shares, Series B which may be called for redemption, the right of conversion thereof shall, notwithstanding anything herein contained, cease and terminate at the close of business on the last business day next preceding the date fixed for redemption, provided, however, that if the Amalgamated Corporation shall fail to redeem such First Preferred Shares, Series B in accordance with the notice of redemption the right of conversion shall thereupon be restored.

(e)	On any conversion of First Preferred Shares, Series B the share certificates for Common Shares of the Amalgamated Corporation resulting therefrom shall be issued in the name of the registered holder of the First Preferred Shares, Series B converted or in such name or names as such registered holder may direct in writing (either in the notice referred to in subclause (c) or otherwise), provided that such registered holder shall pay any applicable security transfer taxes; in any such case the transfer form on the back of the certificates in question shall be endorsed by the registered holder of such First Preferred Shares, Series B or his duly authorized attorney, with signature guaranteed in a manner satisfactory to the transfer agent.

(f)	Subject as hereinafter provided by this subclause (f), the right of a Series B First Preferred Shareholder to convert the same into Common Shares shall be deemed to have been exercised, and the registered holders of First Preferred Shares, Series B to be converted (or any person or persons in whose name or names any such registered holder of First Preferred Shares, Series B shall have directed certificates representing Common Shares be issued as provided in subclause (e)) shall be deemed to have become holders of Common Shares of record of the Amalgamated Corporation for all purposes on the respective dates of surrender of certificates representing the First Preferred Shares, Series B to be converted accompanied by notice in writing as provided in subclause (c) hereof notwithstanding any delay in the delivery of certificates representing the Common Shares into which such First Preference Shares Series B have been converted.

4K
8. Continued
(g)	A Series B First Preferred Shareholder on the record date for any dividend declared payable on such share will be entitled to such dividend notwithstanding that such share is converted after such record date and before the payment date of such dividend, and the registered holder of any Common Share resulting from any conversion shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date after the date of conversion. Subject as aforesaid, no payment or adjustment will be made on account of any dividend, accrued or otherwise, on the First Preferred Shares, Series B converted or the Common Shares resulting from any conversion.

(h)	If and whenever at any time prior to the Time of Expiry the outstanding Common Shares shall be subdivided, redivided or changed into a greater or consolidated into a lesser number of shares or reclassified into different shares, the Conversion Basis then in effect shall be appropriately adjusted and any Series B First Preferred Shareholder who has not exercised his right of conversion prior to the effective date of such subdivision, redivision, change, consolidation or reclassification shall be entitled to receive and shall accept, upon the exercise of such right at any time on the effective date or thereafter, in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of the conversion privilege, the aggregate number of Common Shares that such Series B First Preferred Shareholder would have been entitled to receive as a result of such subdivision, redivision, change, consolidation or reclassification if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which he was theretofore entitled upon exercise of the conversion privilege.

(i)	If and whenever at any time prior to the Time of Expiry there is a capital reorganization of the Amalgamated Corporation not covered by subclause (h) of this clause 3, or a consolidation or merger or amalgamation of the Amalgamated Corporation with or into any other company, including by way of a sale whereby all or substantially all of the undertaking and assets of the Amalgamated Corporation become the property of any other company, any Series B First Preferred Shareholder who has not exercised his right of conversion prior to the effective date of such reorganization, consolidation, merger, amalgamation or sale, shall be entitled to receive and shall accept, upon the exercise of such right of conversion at any time on the effective date or thereafter in lieu of the number of Common Shares to which he was theretofore entitled upon exercise of such right of conversion, the aggregate number of shares or other securities or property of the Amalgamated Corporation or of the company resulting from the consolidation, merger or amalgamation or to which such sale may be made, as the case may be, that such holder would have been entitled to receive as a result of such capital reorganization, consolidation, merger, amalgamation or sale if, on the effective date thereof, he had been the registered holder of the number of Common Shares to which he was entitled theretofore upon exercise of the conversion right; provided always that the

4L
8. Continued
Series B First Preferred Shareholder in question shall never be entitled to receive any securities or interest in any assets whatsoever except to the extent that the same have in fact been made available to the transfer agent and registrar of the Amalgamated Corporation as the registered holder of the Common Shares which form the basic subject matter of the right of conversion.
(j)	The Amalgamated Corporation shall not issue fractional shares upon any conversion of First Preferred Shares, Series B. If a fractional interest in a Common Share would, except for the provisions of this paragraph, be deliverable upon conversion of a First Preferred Share, Series B the Amalgamated Corporation shall issue a non-voting and non-dividend bearing bearer scrip certificate of the Amalgamated Corporation in respect of such fractional interest, which scrip certificate, when surrendered to the transfer agent for the Common Shares at any office for the transfer of Common Shares of the Amalgamated Corporation, together with similar scrip certificates representing in the aggregate the right to receive at least one whole Common Share, shall be exchangeable for a share certificate or certificates for the full number of Common Shares called for by all the scrip certificates so surrendered and a new scrip certificate in respect of any remaining fractional interest in a Common Share called for thereby. Such scrip certificate shall become void on such date, not less than six months after the date of issuance thereof, as shall be determined by the directors of the Amalgamated Corporation and stated in such scrip certificate and on such date each such scrip certificate which has become void and the fractional interest represented thereby shall be deemed to have been purchased by the Amalgamated Corporation. Such scrip certificate shall be in such form and contain such reasonable terms and provisions as the directors shall at any time or from time to time determine.
4. The Amalgamated Corporation may, in the manner provided in clauses 8 and 9 of the provisions attaching to the First Preferred Shares as a class, but only on or after the date which is 20 days after the first anniversary of the effective date of the Amalgamation, redeem the whole or from time to time any part of the then outstanding First Preferred Shares, Series B, on payment for each share to be redeemed of a redemption price equal to the stated capital attributable thereto (being $2.10 per share) plus a premium of $0.2625 per share, together with all declared and unpaid non-cumulative preferential dividends thereon.
5. The provisions contained in clauses numbered 1 to 6 inclusive (including this clause) and clauses numbered 1 to 11 both inclusive of the provisions attaching to the First Preferred Shares as a class or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the Series B First Preferred Shareholders given as hereinafter specified, in addition to any vote or authorization required by the Act.
6. The approval of Series B First Preferred Share holders with respect to any and all matters referred to herein (in addition to and distinct from any vote or authorization required by the Act) may be given by resolution as provided, mutatis mutandis, in clause 11 of the provisions attaching to the First Preferred Shares as a class.

4M
8. Continued
Schedule II
Second Preferred Shares
     The shares without nominal or par value designated, as a class, Second Preferred Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:
1. The Second Preferred Shares may at any time and from time to time be issued in one (1) or more series, each series to consist of such number of shares as may, before the issue thereof, be fixed by resolution of the board of directors of the Amalgamated Corporation.
2. The board of directors of the Amalgamated Corporation shall, by resolution duly passed before the issue of any Second Preferred Shares of any series, determine the rights, privileges, restrictions and conditions to be attached to the Second Preferred Shares of such series, including, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of preferential dividends, the date or dates and place or places of payment thereof, the consideration and the terms and conditions of any purchase for cancellation or redemption thereof, conversion or exchange rights (if any), the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on any shares ranking junior to the Second Preferred Shares, the whole subject to the limitations set out in the articles and the issue by the Director under the Act of a certificate of amendment designating such series of shares.
3. The Second Preferred Shares of each series shall, with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Amalgamated Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Amalgamated Corporation among its shareholders for the purpose of winding up its affairs, be entitled to a preference over the common shares of the Amalgamated Corporation and over any other shares ranking junior to the Second Preferred Shares and the Second Preferred Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Second Preferred Shares as may be determined as to the respective series authorized to be issued.
4. The Second Preferred Shares of each series shall rank on a parity with the Second Preferred Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Amalgamated Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Amalgamated Corporation among its shareholders for the purpose of winding-up its affairs.
5. The holders of the Second Preferred Shares of each series shall be entitled to receive and the Amalgamated Corporation shall pay thereon as and when declared by the board of directors out of the moneys of the Amalgamated Corporation properly applicable to the payment of dividends fixed non-cumulative preferential quarterly cash dividends at such rate and on such date or dates as the directors may determine or may have determined by the resolution provided for in clause 2 determining the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of such series and as may be the subject

4N
8. Continued
matter of a certificate as referred to in the said clause 2. Such dividends shall accrue from such date or dates not later than six (6) months after the respective dates of issue as may in the case of each issue be determined by the board of directors of the Amalgamated Corporation or in case no date be so determined then from the date of allotment. Cheques of the Amalgamated Corporation payable at par at any branch of the Amalgamated Corporation’s bankers for the time being in Canada shall be issued in respect of such dividends.
6. In the event of the liquidation, dissolution or winding-up of the Amalgamated Corporation or any other distribution of assets of the Amalgamated Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Second Preferred Shares of each series shall be entitled to receive for each Second Preferred Share held by them, respectively, a sum equivalent to the result obtained when the stated capital account for the Second Preferred Shares of such series is divided by the number of issued and outstanding Second Preferred Shares of such series, together with all dividends (if any) declared and unpaid thereon up to the date of distribution and, if such liquidation, dissolution, winding-up or other distribution is voluntary, an additional amount equal to the premium (if any) which would be payable upon the Second Preferred Shares of such series as part of the redemption price of such shares if such shares were redeemed under the provisions of clause 9 and not pursuant to any compulsory purchase or retirement obligation imposed upon the Amalgamated Corporation, the whole before any amount shall be paid or any property or assets of the Amalgamated Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the Second Preferred Shares. After payment to holders of the Second Preferred Shares of each series of the amount so payable to them they shall not be entitled to share in any further distribution of the property or assets of the Amalgamated Corporation.
7. Subject to the provisions of clause 6 and subject to the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of any series, the Amalgamated Corporation may at any time or times purchase (if obtainable) for cancellation all or any part of the Second Preferred Shares of any series outstanding from time to time in the market (including purchase through or from an investment dealer or firm holding membership on a recognized stock exchange) or by invitation for tenders addressed to all the holders of record of the Second Preferred Shares of such series outstanding at the lowest price or prices at which, in the opinion of the directors, such shares are obtainable but not exceeding the price at which, at the date of purchase, such shares are redeemable as provided in clause 8 without reference to the price payable by the Amalgamated Corporation pursuant to any compulsory purchase or retirement obligation imposed upon the Amalgamated Corporation (including accrued and unpaid preferential dividends as provided in the said clause 8) and costs of purchase. If upon any invitation for tenders under the provisions of this clause the Amalgamated Corporation shall receive tenders of Second Preferred Shares of such series at the same lowest price which the Amalgamated Corporation is willing to pay in an aggregate number greater than the number for which the Amalgamated Corporation is prepared to accept tenders, the Second Preferred Shares of such series so tendered which the Amalgamated Corporation determines to purchase at such price shall be purchased as nearly as may be pro rata (disregarding fractions) in proportion to the number of Second Preferred Shares of such series so tendered by each of the holders of Second Preferred Shares of such series who submitted tenders at the said same lowest price.

4O
8. Continued
8. Subject to the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of any series, the Amalgamated Corporation may upon giving notice as hereinafter provided redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares of any series on payment for each share to be redeemed of a sum equivalent to the result obtained when the stated capital account for the Second Preferred Shares of such series is divided by the number of issued and outstanding Second Preferred Shares of such series together with such premium (if any) as the directors may determine or may have determined by the resolution provided for in clause 2 determining the rights, privileges, restrictions and conditions attaching to the Second Preferred Shares of such series and as may be the subject matter of a certificate as referred to in the said clause 2 and together with all declared and unpaid dividends (if any) thereon up to the date fixed for redemption.
9. In any case of redemption of Second Preferred Shares of any series under the provisions of clause 8 the Amalgamated Corporation shall at least thirty (30) days before the date specified for redemption mail to each person who at the date of mailing is a registered holder of Second Preferred Shares of such series to be redeemed a notice in writing of the intention of the Amalgamated Corporation to redeem such last-mentioned shares. Such notice shall be mailed in an envelope, postage prepaid, addressed to each such shareholder at his address as it appears on the books of the Amalgamated Corporation or in the event of the address of any such shareholder not so appearing then to the last known address of such shareholder; provided, however, the accidental failure or omission to give any such notice to one (1) or more of such shareholders shall not affect the validity of such redemption. Such notice shall set out the redemption price and the date on which redemption is to take place and if part only of the Second Preferred Shares of such series held by the person to whom it is addressed is to be redeemed the number thereof so to be redeemed. On or after the date so specified for redemption the Amalgamated Corporation shall pay or cause to be paid to or to the order of the registered holders of the Second Preferred Shares of such series to be redeemed the redemption price thereof on presentation and surrender, at the registered office of the Amalgamated Corporation or any other place within Canada designated in such notice, of the certificates representing the Second Preferred Shares of such series so called for redemption. Such payment shall be made by cheques payable at par at any branch of the Amalgamated Corporation’s bankers for the time being in Canada. If a part only of the Second Preferred Shares of such series represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Amalgamated Corporation. On the date fixed for redemption the Second Preferred Shares of such series to be redeemed are thereupon redeemed and cancelled as of the date so fixed for redemption and the holders thereof thereafter have no rights whatsoever against the Amalgamated Corporation in respect of the Second Preferred Shares in question except to receive, upon presentation of certificates representing the Second Preferred Shares of such series to be redeemed, payment of the redemption price therefor without interest.
10. The holders of Second Preferred Shares shall be entitled to receive copies of the annual financial statements of the Amalgamated Corporation and the auditors’ report thereon to be submitted to the shareholders of the Amalgamated Corporation at annual meetings but the holders of Second Preferred Shares shall not be entitled as such (except as hereinafter and in the Act specifically provided) to receive notice of or to attend any meeting of the shareholders

4P
8. Continued
of the Amalgamated Corporation or to vote at any such meeting (but shall be entitled to receive notice of meetings of shareholders of the Amalgamated Corporation called for the purpose of authorizing the dissolution of the Amalgamated Corporation or the sale of its undertaking or a substantial part thereof).
11. The approval of the holders of the Second Preferred Shares to delete or vary any right, privilege, restriction or condition attaching to the Second Preferred Shares as a class or any other matter requiring the approval or consent of the holders of Second Preferred Shares as a class may be given by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Second Preferred Shares duly called for that purpose and held upon at least twenty-one (21) days’ notice at which the holders of a majority of the outstanding Second Preferred Shares are present or represented by proxy. If at any such meeting the holders of a majority of the outstanding Second Preferred Shares are not present or represented by proxy within one-half (1/2) hour after the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than thirty (30) days later and to such time and place as may be appointed by the chairman and not less than twenty-one (21) days’ notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting the holders of Second Preferred Shares present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by not less than two-thirds (2/3) of the votes cast at such adjourned meeting shall constitute the authorization of the holders of the Second Preferred Shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by-laws of the Amalgamated Corporation with respect to meetings of shareholders. On every poll taken at every such meeting or adjourned meeting, every holder of Second Preferred Shares shall be entitled to one (1) vote in respect of each $1.00 of the issue price of each Second Preferred Share held.
Second Preferred Shares, Series A
     The first series of Second Preferred Shares are designated as $0.222 Non-cumulative Redeemable Convertible Exchangeable Second Preferred Shares, Series A (the “Second Preferred Shares, Series A”), shall consist of 15,000,000 Second Preferred Shares and, in addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, shall have attached thereto rights, privileges, restrictions and conditions substantially as hereinafter set forth, that is to say:
1. The rate of the fixed non-cumulative preferential cash dividends on the Second Preferred Shares, Series A shall be $0.222 per annum. Such dividends shall be payable in quarterly installments on the first (1st) days of January, April, July and October in each year.
2. No class of shares may be created or issued ranking as to capital or dividends prior to or on a parity with the Second Preferred Shares, with the exception of First Preferred Shares, without the prior approval of the Series A Second Preferred Shareholders given as hereinafter specified nor shall the authorized amount of Second Preferred Shares be increased without such approval; provided that nothing in this clause shall prevent the Amalgamated Corporation from issuing additional series of presently authorized Second Preferred Shares without such approval.

4Q
8. Continued
3.	(a)	The Amalgamated Corporation may, in the manner provided in clauses 8 and 9 of the provisions attaching to the Second Preferred Shares as a class, redeem at any time the whole or from time to time any part of the then outstanding Second Preferred Shares, Series A, on payment for each share to be redeemed of the redemption price of $2.43 per share, together with all declared and unpaid non-cumulative preferential dividends thereon.

	(b)	Subject as hereinafter provided, any holder of Second Preferred Shares, Series A may, at any time, require the Amalgamated Corporation to redeem, at a redemption price of $2.43 per share, together with declared and unpaid dividends if any, all or any of his Second Preferred Shares, Series A. Such right to require redemption may be exercised by notice in writing given to the transfer agent for the Second Preferred Shares, Series A at its principal office in the City of Toronto, or to such other transfer agent at such other city or cities as the Amalgamated Corporation may from time to time appoint. Such notice shall be signed by such registered holder or his duly authorized attorney and shall specify the number of Second Preferred Shares, Series A which such holder desires to have redeemed, and such notice shall be accompanied by a certificate or certificates representing the Second Preferred Shares, Series A to be redeemed. If less than all the Second Preferred Shares Series A represented by a certificate or certificates accompanying any such notice are to be redeemed, the holder shall be entitled to receive, at the expense of the Amalgamated Corporation, a new certificate representing the Second Preferred Shares, Series A not to be redeemed. Upon the receipt of a notice and certificates as aforesaid, the Amalgamated Corporation shall proceed forthwith to redeem the Second Preferred Shares, Series A in question by payment of the redemption price and all declared and unpaid dividends if any to which the holder of the Second Preferred Shares, Series A to be redeemed is entitled, all in the manner specified in the provisions attaching to the Second Preferred Shares as a class, as nearly as may be, mutatis mutandis.
4. The provisions contained in clauses numbered 1 to 4 inclusive (including this clause) and clauses numbered 1 to 11 both inclusive of the provisions attaching to the Second Preferred Shares as a class or any of them may be deleted, varied, modified, amended or amplified by articles of amendment but only with the prior approval of the Series A Second Preferred Shareholders given as hereinafter specified, in addition to any vote or authorization required by the Act.
5. The approval of Series A Second Preferred Shareholders with respect to any and all matters referred to herein (in addition to and distinct from any vote or authorization required by the Act) may be given by resolution as provided, mutatis mutandis, in clause 11 of the provisions attaching to the Second Preferred Shares as a class.

4R
8. Continued
Terms of Special Voting Share
     The one authorized, issued and outstanding share of the series of First Preferred Shares, designated as the First Preferred Shares, Series C Special Voting Share shall, in addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, carry and be subject to the following rights, privileges, restrictions and conditions:
1. Voting Rights
     Except for meetings of the holders of the Common Shares required by applicable law to be held as a separate class meeting, the holder of the one outstanding First Preferred Shares, Series C Special Voting Share shall be entitled to receive notice of and to vote, together with the holders of the Common Shares as a single class, on all matters submitted to a vote of the holders of the Common Shares, and the holder of the one outstanding First Preferred Shares, Series C Special Voting Share shall be entitled to cast on each such matter a number of votes equal to (i) the number of exchangeable shares (the “Exchangeable Shares”) of Homestake Canada Inc. and its successors at law, whether by merger, amalgamation or otherwise, outstanding as of the record date for such meeting of shareholders which are not owned by the Corporation or any subsidiary or affiliate of the Corporation, multiplied by (ii) 0.53.
2. Dividends
     The rate of the fixed non-cumulative preferential cash dividends on the First Preferred Shares, Series C Special Voting Share shall be $0.04 per annum. Such dividends shall be payable in quarterly installments on the first day of each of January, April, July and October in each year.
3. Redemption
     At such time as no Exchangeable Shares (other than Exchangeable Shares owned by the Corporation or any subsidiary or affiliate of the Corporation) shall be outstanding and there are no shares, securities, debt, options or other agreements which could give rise to the issuance of any Exchangeable Shares to any person (other than the Corporation or any subsidiary or affiliate of the Corporation), the Corporation shall, in the manner provided in clauses 8 and 9 of the provisions attaching to the First Preferred Shares as a class, forthwith thereafter redeem the one outstanding First Preferred Shares, Series C Special Voting Share for, a redemption price of $1.00, together with all declared and unpaid non-cumulative preferential dividends thereon, if any. Upon such redemption or other purchase or acquisition thereof by the Corporation, such share shall be deemed to be retired and cancelled and may not be reissued.

5

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
Lëmission, le transfert ou la propriété d’actions est/n’est pas restreint. Les restrictions,s’il y a lieu, sont les suivantes:

n/a
10.	Other provisions, (if any):
Autres dispositions, s’il y a lieu :

Without restricting any of the powers and capacities of the Amalgamated Corporation, whether derived from the Business Corporations Act (Ontario) (sometimes referred to herein and in Schedules I and II hereof as the “Act”) or otherwise, the Board of Directors may, without authorization of the shareholders of the Amalgamated Corporation:
(a) borrow money upon credit of the Amalgamated Corporation;
(b) issue, re-issue, sell or pledge debt obligations of the Amalgamated Corporation;
(c) subject to section 20 of the Act, give a guarantee on behalf of the Amalgamated Corporation to secure the performance of any obligation of any person; and
(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Amalgamated Corporation, owned or subsequently acquired, to secure any obligation of the Amalgamated Corporation.
The Board of Directors may from time to time delegate to such one or more of the directors and officers of the Amalgamated Corporation as may be designated by the Board of Directors all or any of the powers conferred on the Board of Directors above to such extent and in such manner as the Board of Directors shall determine at the time of such delegation.
11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule “A”.
Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les sociétés par actions constituent l’annexe A.

12.	A copy of the amalgamation agreement or directors’ resolutions (as the case may be) is/are attached as Schedule “B”.
Une copie de la convention de fusion ou les résolutions des administrateurs (selon le cas) constitue(nt) l’annexe B.

6
These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire
Name and original signature of a director or authorized signing officer of each of the amalgamating corporations. Include the name of each corporation, the signatories name and description of office (e.g. president, secretary). Only a director or authorized signing officer can sign on behalf of the corporation. / Nom et signature originale d’un administrateur ou d’un signataire autorisé de chaque société qui fusionne. Indiquer la dénomination sociale de chaque société, le nom du signataire et sa fonction (p. ex.: président, secrétaire). Seul un administrateur ou un dirigeant habilité peut signer au nom de la société.

BARRICK GOLD CORPORATION/SOCIÉTÉ AURIFÈRE BARRICK

Names of Corporations / Dénomination sociale des sociétés

By / Par

/s/ Sybil Veenman	Sybil Veenman	Senior Vice President, Assistant General Counsel and Secretary

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

ARIZONA STAR RESOURCE CORP.

Names of Corporations / Dénomination sociale des sociétés

By / Par

/s/ James W. Mavor	James W. Mavor	Treasurer

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

Names of Corporations / Dénomination sociale des sociétés

By / Par

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

Names of Corporations / Dénomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

Names of Corporations / Dénomination sociale des sociétés
By / Par

Signature / Signature	Print name of signatory /	Description of Office / Fonction
Nom du signataire en lettres moulées

Annex / Annexe
4.	The director(s) is/are:

Administrateur(s):

First name, middle names and surname Prénom, autres prénoms et nom de famille	Address for services, giving street & No. or R.R. No., Municipality, Province, Country and Postal code. Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal	Resident Canadian State ‘Yes’ or ‘No’ Résident canadien Oui/Non

Howard L. Beck	27 Bernard Avenue	Yes
Toronto, Ontario, Canada M5R 1R3

C. William D. Birchall	P.O. Box N776	No
Wakaya, Ranger Road, Lyford Cay
Nassau, Bahamas

Donald J. Carty	4660 Meadowood Road	No
Dallas, Texas, U.S.A. 75220-2014

Gustavo Cisneros	161 Bay Street, Suite 3700, P.O. Box 212	No
Toronto, Ontario, Canada M5J 2S1

Marshall A. Cohen	1 Chestnut Park Road, Penthouse	Yes
Toronto, Ontario, Canada M4W 1W4

Peter A. Crossgrove	3769 Escarpment, Sideroad, RR#2	Yes
Caledon, Ontario, Canada L0N 1C0

Robert M. Franklin	34 Plymbridge Crescent	Yes
Toronto, Ontario, Canada M2P 1P5

Peter C. Godsoe	48 Lowther Avenue	Yes
Toronto, Ontario, Canada M5R 1C6

J. Brett Harvey	102 Trotwood Drive	No
Venetia, Pennsylvania, U.S.A. 15367

Brian Mulroney	47 Forden Crescent	Yes
Westmount, Quebec, Canada H3Y 2Y5

Anthony Munk	570 Park Avenue, Penthouse E	No
New York, New York, U.S.A. 10021

Peter Munk	24 Old Forest Hill Road	Yes
Toronto, Ontario, Canada M5P 2P7

Steven J. Shapiro	717 Texas Avenue, Suite 2100	No
Houston, Texas, U.S.A. 77002-2712

Gregory C. Wilkins	155 South Drive	Yes
Toronto, Ontario, Canada M4W 1S3

SCHEDULE A
STATEMENT OF DIRECTOR OR OFFICER
PURSUANT TO SUBSECTION 178(2) OF
THE BUSINESS CORPORATIONS ACT (ONTARIO)
          The undersigned, of the City of Toronto, in the Province of Ontario, hereby states as follows:
1. This Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario) (the “Act”).
2. I am an officer of BARRICK GOLD CORPORATION (the “Corporation”) and as such have knowledge of its affairs.
3. I have conducted such examinations of the books and records of the Corporation as are necessary to enable me to make the statements set forth below.
4. There are reasonable grounds for believing that:
(a)	the Corporation is and the corporation to be formed by the amalgamation (the “Amalgamation”) of the Corporation and Arizona Star Resource Corp. will be able to pay its liabilities as they become due; and

(b)	the realizable value of such amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes.
5. There are reasonable grounds for believing that no creditor of the Corporation will be prejudiced by the Amalgamation.
6. The Corporation has not been notified by any creditor that it objects to the Amalgamation.
          This Statement is made this 23rd day of December, 2008.

by	/s/ Sybil Veenman
	Name:	Sybil Veenman
	Title:	Senior Vice President, Assistant General Counsel and Secretary

SCHEDULE A
STATEMENT OF DIRECTOR OR OFFICER
PURSUANT TO SUBSECTION 178(2) OF
THE BUSINESS CORPORATIONS ACT (ONTARIO)
          The undersigned, of the City of Toronto, in the Province of Ontario, hereby states as follows:
1. This Statement is made pursuant to subsection 178(2) of the Business Corporations Act (Ontario) (the “Act”).
2. I am an officer of ARIZONA STAR RESOURCE CORP. (the “Corporation”) and as such have knowledge of its affairs.
3. I have conducted such examinations of the books and records of the Corporation as are necessary to enable me to make the statements set forth below.
4. There are reasonable grounds for believing that:
(a)	the Corporation is and the corporation to be formed by the amalgamation (the “Amalgamation”) of the Corporation and Barrick Gold Corporation will be able to pay its liabilities as they become due; and

(b)	the realizable value of such amalgamated corporation’s assets will not be less than the aggregate of its liabilities and stated capital of all classes.
5. There are reasonable grounds for believing that no creditor of the Corporation will be prejudiced by the Amalgamation.
6. The Corporation has not been notified by any creditor that it objects to the Amalgamation.
          This Statement is made this 23rd day of December, 2008.

by	/s/ James W. Mavor
	Name:	James W. Mavor
	Title:	Treasurer

SCHEDULE B
CERTIFIED RESOLUTION OF THE DIRECTORS
OF BARRICK GOLD CORPORATION
“AMALGAMATION WITH ARIZONA STAR RESOURCE CORP.
          WHEREAS subsection 177(1) of the Business Corporations Act (Ontario) (the “Act”) permits a holding corporation and one or more of its subsidiary corporations to amalgamate and continue as one company without complying with sections 175 and 176 of the Act;
          AND WHEREAS it is considered desirable and in the best interests of BARRICK GOLD CORPORATION (the “Corporation”) that the Corporation and its wholly owned subsidiary, Arizona Star Resource Corp. (the “Subsidiary”), amalgamate and continue as one company (the “Amalgamated Corporation”) pursuant to subsection 177(1) of the Act;
          AND WHEREAS Jamie C. Sokalsky, Alexander Davidson, Nick Nikolakakis, James Mavor, Richard Ball and Faith Teo, each an officer of the Corporation, has delivered a notice of interest pursuant to the Act disclosing that he or she is to be regarded as interested in any transaction involving the Subsidiary by virtue of being a director and/or officer of the Corporation and the Subsidiary;
          AND WHEREAS the Corporation and the Subsidiary are affiliates within the meaning of the Act;
IT IS RESOLVED THAT:
1. the amalgamation (the “Amalgamation”) of the Corporation and the Subsidiary, pursuant to the provisions of subsection 177(1) of the Act, is approved and effective on such date and at such time as may be determined by any one director or officer of the Corporation;
2. upon the Amalgamation becoming effective, the articles and by-laws of the Corporation in effect immediately prior to the Amalgamation shall be the articles and by-laws of the Amalgamated Corporation;

3. upon the Amalgamation becoming effective, no securities shall be issued by the Amalgamated Corporation in connection with the Amalgamation; and
4. any one director or officer of the Corporation is authorized and directed, for and in the name of and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such agreements, instruments, certificates and other documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with the Amalgamation, including the execution and delivery to the Director appointed under the Act of articles of amalgamation in the prescribed form in respect of the Amalgamation, the execution of any such document or the doing or any such other act or thing being conclusive evidence of such determination.”

          The undersigned, being officers of BARRICK GOLD CORPORATION (the “Corporation”), hereby certify that the above resolution is a true and correct copy of a resolution of the directors of the Corporation, which resolution is presently in full force and effect, unamended.
DATED December 23, 2008.

by	/s/ Sybil Veenman
	Name:	Sybil Veenman
	Title:	Senior Vice President, Assistant General Counsel and Secretary

/s/ James W. Mavor
	Name:	James W. Mavor
	Title:	Vice President & Treasurer

SCHEDULE B
CERTIFIED RESOLUTION OF THE DIRECTORS
OF ARIZONA STAR RESOURCE CORP.
“AMALGAMATION WITH BARRICK GOLD CORPORATION
          WHEREAS subsection 177(1) of the Business Corporations Act (Ontario) (the “Act”) permits a holding corporation and one or more of its subsidiary corporations to amalgamate and continue as one company without complying with sections 175 and 176 of the Act;
          AND WHEREAS it is considered desirable and in the best interests of ARIZONA STAR RESOURCE CORP. (the “Corporation”) that the Corporation and its parent, Barrick Gold Corporation (the “Parent”), amalgamate and continue as one company (the “Amalgamated Corporation”) pursuant to subsection 177(1) of the Act;
          AND WHEREAS each of the directors and officers of the Corporation has delivered a notice of interest pursuant to the Act disclosing that he or she is to be regarded as interested in any transaction involving the Parent by virtue of being a director and/or officer of the Corporation and the Parent;
          AND WHEREAS the Corporation and the Parent are affiliates within the meaning of the Act;
IT IS RESOLVED THAT:
1. the amalgamation (the “Amalgamation”) of the Corporation and the Parent, pursuant to the provisions of subsection 177(1) of the Act, is approved and effective on such date and at such time as may be determined by any one director or officer of the Corporation;
2. upon the Amalgamation becoming effective, the shares of the Corporation shall be cancelled without any repayment of capital in respect thereof;

3. upon the Amalgamation becoming effective, the articles and by-laws of the Parent in effect immediately prior to the Amalgamation shall be the articles and by-laws of the Amalgamated Corporation;
4. upon the Amalgamation becoming effective, no securities shall be issued by the Amalgamated Corporation in connection with the Amalgamation; and
5. any one director or officer of the Corporation is authorized and directed, for and in the name of and on behalf of the Corporation, to execute (whether under the corporate seal of the Corporation or otherwise) and deliver all such agreements, instruments, certificates and other documents and to do all such other acts and things as such director or officer may determine to be necessary or advisable in connection with the Amalgamation, including the execution and delivery to the Director appointed under the Act of articles of amalgamation in the prescribed form in respect of the Amalgamation, the execution of any such document or the doing or any such other act or thing being conclusive evidence of such determination.”

          The undersigned, being an officer of ARIZONA STAR RESOURCE CORP. (the “Corporation”), hereby certifies that the above resolution is a true and correct copy of a resolution of the directors of the Corporation, which resolution is presently in full force and effect, unamended.
DATED December 23, 2008.

by	/s/ James W. Mavor
	Name:	James W. Mavor
	Title:	Treasurer